Filed by Abbott Laboratories

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: St. Jude Medical, LLC

Registration No. 333-216141

Date: February 21, 2017

News Release

Abbott Commences Exchange Offers and Consent Solicitations for St. Jude Medical, LLC Notes

Abbott Park, Ill., Feb. 21, 2017 — Abbott announced today that it has commenced offers to exchange all validly tendered and accepted notes of the following series issued by St. Jude Medical, LLC (successor to St. Jude Medical, Inc. - STJ) for notes to be issued by Abbott as described in, and for the consideration summarized in, the table below. A registration statement on Form S-4 relating to the issuance of the Abbott notes was filed with the Securities and Exchange Commission on Feb. 21, 2017, but has not yet been declared effective.

Aggregate Principal Amount (mm)	Series of notes issued by STJ to Be Exchanged (the “STJ notes”)	CUSIP No.	Series of Abbott notes to Be Issued	Exchange Consideration(1)(2)		Early Participation Premium(1)(2)	Total Consideration(1)(2)(3)
				Abbott notes (principal amount)	Cash	Abbott notes (principal amount)	Abbott notes (principal amount)	Cash

$500	2.000% Senior Notes due 2018	790849AL7	2.000% Senior Notes due 2018	$970	$2.50	$30	$1,000	$2.50

$500	2.800% Senior Notes due 2020	790849AM5	2.800% Senior Notes due 2020	$970	$2.50	$30	$1,000	$2.50

$900	3.25% Senior Notes due 2023	790849AJ2	3.25% Senior Notes due 2023	$970	$2.50	$30	$1,000	$2.50

$500	3.875% Senior Notes due 2025	790849AN3	3.875% Senior Notes due 2025	$970	$2.50	$30	$1,000	$2.50

$700	4.75% Senior Notes due 2043	790849AK9	4.75% Senior Notes due 2043	$970	$2.50	$30	$1,000	$2.50

1 Consideration, representing principal amount of Abbott notes, per $1,000 principal amount of STJ notes validly tendered, subject to any rounding as described in the Registration Statement.

2 As used in this table, the term “Abbott notes” refers, in each case, to the series of Abbott notes corresponding to the series of STJ notes of like tenor and coupon.

3 Includes the early participation premium for STJ notes validly tendered before the early consent date (as described in the prospectus (as defined below) and not validly withdrawn.

In connection with the exchange offers, Abbott is also soliciting consents from holders of the STJ notes to amend the indentures governing the STJ notes to eliminate various covenants, event of default provisions and other provisions under the applicable indentures and STJ notes. If the proposed amendments are adopted for any series, the STJ notes of that series will be governed by the applicable amended indenture, which will have less restrictive terms and afford reduced protections to the holders of those securities compared to those currently in the indentures or those applicable to the Abbott notes to be issued by Abbott.

In order for the proposed amendments to the indentures governing the STJ notes to be adopted with respect to a series of STJ notes, holders of a majority in aggregate principal amount of the outstanding notes of such series must consent to them.

The exchange offers and consent solicitations (together, the exchange offers) commence on Feb. 21, 2017, and expire at 11:59 p.m., New York City time, on Mar. 20, 2017, unless extended or terminated.

In exchange for each $1,000 principal amount of STJ notes that is validly tendered prior to 5:00 p.m., New York City time, on Mar. 6, 2017, and not validly withdrawn, holders will be eligible to receive the consideration set out in the table above under the “total consideration” column, which consists of $1,000 principal amount of Abbott notes and a cash consent fee of $2.50. The total consideration includes the early participation premium set out in the table above. In exchange for each $1,000 principal amount of STJ notes that is validly tendered after 5:00 p.m., New York City time on Mar. 6, 2017, but on or before 11:59 p.m., New York City time on Mar. 20, 2017, and not validly withdrawn, holders will be eligible to receive only the consideration set out in the table above under the “exchange consideration” column, which is equal to the total consideration less the early participation premium and so consists of $970 principal amount of Abbott notes and the consent fee.

Each Abbott note issued in exchange for a STJ note will accrue interest at the same annual interest rate and have the same currency, maturity and interest payment dates as the applicable series of STJ notes. The Abbott notes will be unsecured, unsubordinated debt obligations of Abbott, will rank equally in right of payment with all other existing and future unsubordinated indebtedness and other obligations of Abbott and will be effectively subordinated in right of payment to all existing and future secured indebtedness and other obligations of Abbott (to the extent of the value of the collateral securing such obligations). The Abbott notes will also be structurally subordinated to all obligations of the subsidiaries of Abbott with respect to the assets of such subsidiaries (including STJ and its respective subsidiaries), other than any subsidiaries that may guarantee the Abbott notes in the future.

The dealer managers for the exchange offers are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, North Carolina 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 387-3907	Barclays 745 Seventh Avenue, 5th Floor New York, New York 10019 Attn: Liability Management Group Toll-Free: (800) 438-3242 Collect: (212) 528-7581 Email: us.lm@barclays.com	Morgan Stanley & Co. LLC 1585 Broadway, 4th Floor New York, New York 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057 Email: lmgny@morganstanley.com

The exchange agent and information agent for the exchange offers is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Andrew Beck

Bank and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll-Free: (800) 659-6590

Email: abt@dfking.com

Website: www.dfking.com/abt

Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Abbott in connection with the exchange offers.

The exchange offers are being made pursuant to the terms and conditions set forth in Abbott’s preliminary prospectus, dated as of Feb. 21, 2017 (the “prospectus”), which forms a part of the registration statement. Subject to the terms and conditions of the exchange offers, STJ intends to enter into a supplemental indenture with respect to each affected series of STJ notes promptly upon the later of (i) the receipt of the consent of the holders of at least a majority in aggregate principal amount for the applicable series of STJ notes and (ii) 5:00 p.m., New York City time on Mar. 6, 2017. Tendered STJ notes may be validly withdrawn at any time prior to the expiration of the exchange offers. Consents may be revoked at any time until the supplemental indenture for the applicable series of notes is executed but may not be revoked after such supplemental indenture is executed.

The consummation of the exchange offers is subject to, and conditional upon, the satisfaction or, where permitted, waiver of the conditions discussed in the prospectus, including, among other things, the receipt of valid consents to the proposed amendments to the indentures governing the STJ notes from the holders of at least a majority of the outstanding aggregate principal amount of each series of STJ notes and the registration statement having been declared effective by the SEC.

Additional Information and Where to Find it

Abbott has filed a registration statement (including a preliminary prospectus) with the SEC for the exchange offers to which this press release relates. Before you invest, you are urged to read the preliminary prospectus in that registration statement and other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Abbott, the exchange offers and related matters. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by contacting BofA Merrill Lynch, Attention: Liability Management Group, 214 North Tryon Street, 14th Floor, Charlotte, North Carolina 28255 or calling (888) 292-0070. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Abbott by requesting them by mail at Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers may be made only pursuant to the terms and conditions set forth in Abbott’s preliminary prospectus and the other related materials. The registration statement relating to the Abbott notes has been filed with the SEC but has not yet become effective. The Abbott notes may not be sold, nor may offers to buy be accepted, prior to the time the registration statement is declared effective by the SEC.

About Abbott:

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 94,000 people.

Visit Abbott at www.abbott.com and connect with us on Twitter at @AbbottNews.

Private Securities Litigation Reform Act of 1995 —

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,’’ Abbott’s Annual Report on Form 10-K for the year ended Dec. 31, 2016, which is incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Abbott Media:

Darcy Ross, +1 (224) 475-7673

Elissa Maurer, +1 (224) 668-3309

Abbott Financial:

Scott Leinenweber, +1 (224) 668-0791

Michael Comilla, +1 (224) 668-1872

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